FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Updated Feasibility Study for the Lynn Lake Project Outlining Larger, Longer-Life, Low-Cost Operation in Canada with Attractive Economics and Significant Exploration Upside
Toronto, Ontario (August 2, 2023) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported results from the updated Feasibility Study (“2023 Study”) conducted on the Lynn Lake project (“Lynn Lake”), located in Manitoba, Canada. The 2023 Study replaces the previous Feasibility Study completed in 2017 (“2017 Study”) and incorporates a 44% larger Mineral Reserve and 14% increase in milling rates to 8,000 tonnes per day (“tpd”) supporting a larger, longer-life, low-cost operation.
The 2023 Study has been updated to reflect the current costing environment, as well as a significant amount of additional engineering, on-site geotechnical investigation work, and requirements outlined during the permitting process with the Environmental Impact Statement ("EIS”) granted in March 2023. All amounts are in United States dollars, unless otherwise stated.
2023 Study Highlights:
Higher production: average annual gold production of 207,000 ounces over the first five years and 176,000 ounces over the initial 10 years
•The 10-year average represents a 23% increase over the annual average of 143,000 ounces in the 2017 Study

Low-cost profile: average mine-site all-in sustaining costs of $699 per ounce over the first 10-years and $814 per ounce over the life of mine
•Average mine-site all-in sustaining costs decreased 6% from the 2017 Study over the initial 10-years with economies of scale provided by the larger operation, and higher average grades, more than offsetting cost inflation

Larger, longer-life operation supported by 44% larger Mineral Reserve with further upside potential
•44% larger Mineral Reserve totaling 2.3 million ounces grading 1.52 grams per tonne of gold (“g/t Au”) (47.6 million tonnes (“mt”))
•17-year mine life, up from 10 years in the 2017 Study
•Life of mine production of 2.2 million ounces, a 46% increase from 1.5 million ounces reported in 2017

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Modest increase in capital intensity with larger operation and 46% increase in life of mine production partly offsetting inflation
•Initial capital of $632 million, and life of mine capital including sustaining capital and reclamation of $832 million, increased from the 2017 Study reflecting inflation and scope changes with the larger operation and Mineral Reserve
•Total life of mine capital of $381 per ounce increased 17% from $325 per ounce in the 2017 Study with the larger Mineral Reserve and economies of scale partly offsetting the significant industry-wide capital inflation experienced since 2017

Project de-risked given advanced level of engineering, additional geotechnical work, and EIS approval
•Detailed engineering 55% complete; basic engineering 100% complete
•EIS approval and Provincial licenses received in March 2023 with requirements outlined through the permitting process incorporated into the 2023 Study
•Extensive geotechnical drilling, test pits, and ground penetrating radar employed across the project area including the mill, open pits and tailings locations providing higher degree of confidence around required earthworks, tailings design and mine plan

Attractive economics with significant long-term exploration upside potential
•After-tax net present value (“NPV”) (5%) of $428 million (base case gold price assumption of $1,675 per ounce and USD/CAD foreign exchange rate of $0.75:1)
•After-tax internal rate of return (“IRR”) of 17%
•After-tax NPV (5%) of $670 million, and an after-tax IRR of 22%, at current gold prices of approximately $1,950 per ounce
•Payback of less than four years at the base case gold price of $1,675 per ounce and less than three years at current gold prices

Significant near-mine and regional exploration upside potential
•The Lynn Lake project encompasses most of the east-trending, 125 km long, Lynn Lake Greenstone Belt in northwestern Manitoba, with a total of 58,000 hectares of mineral tenure, representing significant exploration potential, including:
◦Gordon deposit: higher-grade gold mineralization extended outside of Mineral Reserves and Resources in the northeastern extent of the planned Gordon pit, in an area modeled as waste in the 2023 Study
◦Burnt Timber and Linkwood: potential for smaller, higher-grade Mineral Resource that could be trucked and processed at the planned MacLellan mill later in the mine life
◦Regional targets: extensive pipeline of highly prospective exploration targets at various stages of exploration across the Lynn Lake greenstone belt. This includes the Maynard and Tulune targets where ongoing drilling continues to intersect gold mineralization. Both targets are within trucking distance of the MacLellan mill

Low Greenhouse Gas (“GHG”) emission intensity
•18% decrease in GHG emissions per ounce from the 2017 Study reflecting the incorporation of electric shovels and drills at MacLellan, and productivity improvements with the larger operation
•58% lower emissions per ounce produced than the industry average. The project will be connected to Manitoba’s electric grid, of which nearly all electricity is produced from clean, renewable power, supporting the company-wide target of a 30% reduction in absolute GHG emissions by 2030
Fully funded growth
•As outlined previously, the Company does not anticipate spending any significant capital on developing the Lynn Lake project until the Phase 3+ Expansion at Island Gold is well advanced

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•With $189 million of cash as of June 30, 2023, no debt, strong ongoing free cash flow generation, and significant free cash flow growth expected from Island Gold in 2026 and beyond, the Company is well positioned to fund development of Lynn Lake internally

“The 2023 Study has confirmed Lynn Lake as a long-life, low-cost project in Canada, with attractive economics, and significant upside potential. Good projects are becoming increasingly rare, especially within top jurisdictions like Canada, highlighting the attractiveness of Lynn Lake. We have completed an extensive amount of additional engineering, permitting and other work over the last several years to de-risk the project and assess the exploration potential. We’ve increased Mineral Reserves by 44% since the 2017 Study, and as outlined in the exploration update earlier this week, we see excellent potential for that growth to continue. This includes the Burnt Timber and Linkwood deposits that were not factored into the 2023 Study, and a number of other high-value regional targets where we continue to intersect gold mineralization in proximity to the planned MacLellan mill,” said John A. McCluskey, President and Chief Executive Officer.
“Our current priority is the Phase 3+ Expansion at Island Gold with Lynn Lake an important part of our strong longer-term outlook. Through Lynn Lake, Island Gold, and Young-Davidson, we have three high-quality assets that can support over 650,000 ounces of annual production in Canada, at all-in sustaining costs below $1,000 per ounce over the long-term,” Mr. McCluskey added.

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2023 Feasibility Study Highlights
Production
Mine life (years)	16.5

Total gold production (000 ounces)	2,185
Total silver production (000 ounces)	2,623

Average annual gold production
Years 1 to 5 (000 ounces)	207
Years 1 to 10 (000 ounces)	176
Years 1 to 16 (000 ounces)	135

Total ore mined (000 tonnes)	47,607
Total waste mined (000 tonnes)	324,215
Total material mined (000 tones)	371,822
Total waste-to-ore ratio	6.81

Average gold grade (grams per tonne)	1.52
Average silver grade (grams per tonne)	3.57

Gold Recovery (%)	93.7%
Silver Recovery (%)	48.0%

Average mill throughput (tpd)	8,000

Operating Costs
Total cost per tonne of ore (C$)	$44.21

Total cash cost (per ounce sold)[2,3]	$722
Mine-site all-in sustaining cost (per ounce sold)[2,3]
Years 1 to 5 (per ounce sold)	$629
Years 1 to 10 (per ounce sold)	$699
Years 1 to 17 (per ounce sold)	$814

Capital Costs (millions)
Initial capital expenditure	$632
Sustaining capital expenditure	$174
Reclamation costs	$27
Total capital expenditure – life of mine	$832
Total capital expenditure (per ounce sold) – life of mine[3]	$381

Base Case Economic Analysis: $1,675 per ounce Gold Price (USD/CAD foreign exchange rate of $0.75:1)
IRR (after-tax)	17%

NPV @ 0% discount rate (millions, after-tax)	$875
NPV @ 5% discount rate (millions, after-tax)	$428
Payback (years)	3.7

Economic Analysis at $1,950 per ounce Gold Price (USD/CAD foreign exchange rate of $0.75:1)
IRR (after-tax)	22%

NPV @ 0% discount rate (millions, after-tax)	$1,240
NPV @ 5% discount rate (millions, after-tax)	$670
Payback (years)	2.7

1.Total unit cost per tonne (“t”) of ore includes royalties and silver as a by-product credit
2.Total cash costs and mine-site all-in sustaining costs include royalties and silver as a by-product credit
3.Please refer to the Cautionary Notes on non-GAAP Measures and Additional GAAP Measures

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Mineral Reserves and Resources
An updated Proven and Probable Mineral Reserve totaling 47.6 mt, grading 1.52 g/t Au and 3.57 g/t Ag, containing 2.3 million ounces of gold and 5.5 million ounces of silver has been declared at Lynn Lake. This represents a 44% increase from the 1.6 million ounces included in the 2017 Study, reflecting the successful conversion of Measured, Indicated and Inferred Mineral Resources at the Gordon and MacLellan deposits, and 13% increase from the end of 2022 reflecting the higher gold price assumption. Only Mineral Reserves have been incorporated into the 2023 Study mine plan and economic analysis.

Mineral Reserves – Effective as of June 30, 2023

	Classification	Tonnage (000’s)	Au Grade (g/t)	Ag Grade (g/t)	Au Oz Contained (000’s)	Ag Oz Contained (000’s)
MacLellan	Proven	16,498	1.66	5.31	883	2,815
	Probable	23,240	1.12	3.55	834	2,650
	Proven & Probable	39,738	1.34	4.28	1,717	5,464
Gordon	Proven	3,502	2.63	-	296	-
	Probable	4,370	2.27	-	319	-
	Proven & Probable	7,873	2.43	-	615	-
Total Lynn Lake	Proven	20,000	1.83	4.38	1,179	2,815
	Probable	27,610	1.30	2.98	1,153	2,650
Total Proven and Probable		47,610	1.52	3.57	2,332	5,464
•Mineral Reserves reported are consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves.
•Mineral Reserves are reported to a cut-off grade of 0.796 Au g/t at Gordon and 0.355 Au g/t for MacLellan.
•The cut-off grades are based on a gold price of US$1,250/oz Au at Gordon, US$1,600/oz Au at MacLellan.
•Silver is not used in the cut-off grade calculation.
•Metallurgical Au recovery is 92.4% for Gordon and a feed grade-based formula for MacLellan.
•Totals may not add up due to rounding.
•Chris Bostwick, FAusIMM, Senior Vice President, Technical Services is the Qualified Person for the Mineral Reserve estimate. Mr. Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101").

Mineral Resources for the Gordon and MacLellan deposits detailed below have not been included in the mine plan but represent potential upside through their incorporation into the mine plan with higher metal prices and additional infill drilling.

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Open Pit Mineral Resources – Effective as of June 30, 2023

MacLellan
Category	Tonnage (000’s	Au Grade (g/t	Ag Grade (g/t)	Au oz Contained (000’s)	Ag oz Contained (000’s)
Measured	786	1.63	3.09	41	78
Indicated	3,200	1.52	3.44	156	354
Measured & Indicated	3,986	1.54	3.37	197	432
Inferred	4,192	0.98	1.49	133	201

Gordon
Category	Tonnage (000’s	Au Grade (g/t	Ag Grade (g/t)	Au oz Contained (000’s)	Ag oz Contained (000’s)
Measured	571	0.84	-	15	-
Indicated	1,286	1.20	-	50	-
Measured & Indicated	1,857	1.09	-	65	-
Inferred	51	0.98	-	2	-

Total
Category	Tonnage (000’s	Au Grade (g/t	Ag Grade (g/t)	Au oz Contained (000’s)	Ag oz Contained (000’s)
Measured	1,357	1.29	1.79	56	78
Indicated	4,486	1.43	2.45	206	354
Measured & Indicated	5,843	1.40	2.30	262	432
Inferred	4,243	0.98	1.47	134	201
•Mineral Resources reported are consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves.
•The Mineral Resources are reported at an assumed gold price of US$1,600/oz, and an assumed silver price of US$23.00/oz.
•Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves.
•Open pit Mineral Resources are stated as contained within a potentially economic open pit above a 0.355 g/t AuEq cut-off for MacLellan and 0.621 g/t Au for Gordon and includes external dilution at zero grade outside the constraining Au solids.
•Contained Au and Ag ounces are in-situ and do not include metallurgical recovery losses.
•Mineral Resources are exclusive of Mineral Reserves.
•Totals may not add up due to rounding.
•Jeffrey Volk, CPG, FAusIMM, Director of Reserves and Resources for Alamos Gold Inc is the Qualified Person for the Mineral Resource estimate. Mr. Volk is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101").

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Economic Analysis
Lynn Lake’s estimated base case after-tax IRR is 17% and after-tax NPV (5%) is $428 million assuming a gold price of $1,675 per ounce and USD/CAD foreign exchange rate of $0.75:1. Payback is expected to be achieved in 3.7 years under the base case scenario.
Assuming spot gold prices of approximately $1,950 per ounce, the after-tax NPV (5%) increases to $670 million and after-tax IRR increases to 22%, with the payback decreasing to 2.7 years.
Lynn Lake’s economics were estimated as part of the Feasibility Study process and incorporate only Proven and Probable Mineral Reserves. The project economics are sensitive to metal price assumptions, foreign exchange, and input costs as detailed in the tables below.

Lynn Lake After-Tax NPV (5%) Sensitivity ($ Millions)

	-10%	-5%	Base Case	5%	10%
Gold Price	$282.4	$352.2	$427.9	$503.3	$576.8
Canadian Dollar	$535.9	$482.8	$427.9	$372.5	$316.1
Capital Costs	$476.3	$452.8	$427.9	$403.8	$379.9
Operating Costs	$494.5	$462.1	$427.9	$394.5	$361.2

Lynn Lake After-Tax NPV (5%) and IRR Sensitivity to Gold Price

Gold Price ($/oz)	After-Tax NPV5% ($M)	After-Tax IRR (%)
$1,500	$275.6	12.6%
$1,600	$360.3	14.8%
$1,675	$427.9	16.6%
$1,750	$495.8	18.2%
$1,850	$583.5	20.3%
$1,950	$670.3	22.4%

Project Overview
The Lynn Lake project is comprised of the Gordon and MacLellan deposits which are located approximately 30 kilometres (“km”) apart (straight line). The two deposits will be mined using conventional open pit mining methods with a centralized processing plant and tailings management facility to be located at MacLellan.
The 2023 Study includes a number of scope changes from the 2017 Study to support a larger operation and 44% increase in Mineral Reserves. The scope changes include a larger mobile fleet to support the higher mining rates, and a larger mill with a 14% increase in throughput rates to 8,000 tpd. The larger operation and Mineral Reserve support a significantly longer mine life of 17 years and a 23% increase in average annual production over the first 10 years.

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Project Significantly De-Risked Given Advanced Level of Engineering, Permitting and other Geotechnical Work Completed to Date
Since the 2017 Study, a significant amount of additional work has been completed and progress made on the Lynn Lake project, which has significantly de-risked the project and provided a high degree of confidence in the capital and operating cost estimates. This includes:
•Basic engineering 100% complete with detailed engineering underway and 55% complete
•Geotechnical investigations, including drilling and test pitting, to support designs for the MacLellan and Gordon pits, waste stockpiles, tailings dam, process plant, site access roads, and water management infrastructure
•Geophysical (Ground Penetrating Radar) investigations completed to map bedrock depth beneath the process plant infrastructure
•Mill relocated to reduce the haulage distance, allow site access via the existing road, reduce the overall footprint of the site, improve the construction schedule, reduce the flood risk, and minimize the amount of earthworks needed due to the elevated topography and shallow bedrock of the chosen location
•With EIS approval received in March 2023, the 2023 Study incorporates the design and costs associated with the EIS process and Provincial licenses/Federal Decision Statement and associated Conditions, including for:
◦Fugitive air emissions
◦Noise
◦The management of acid-generating and potentially acid generating material
◦Site reclamation and restoration
◦Surface and groundwater, vegetation and wildlife monitoring and reporting
◦Contact and noncontact water management including the use of lined water collection ponds at both sites

Mining – Expanded Mining Fleet
Relative to the 2017 Study, mining rates have been accelerated over the initial five years of the operation to support access to higher grades earlier in the mine life. The Gordon and MacLellan deposits will be

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developed using conventional shovel/truck open pit mining methods, with owner mining to be employed over the mine life. Concurrent mining of the Gordon and MacLellan deposits is planned for the first five years, with a two-year pre-production period at MacLellan and one year at Gordon included in capital. Given its higher grades, mining at Gordon will be accelerated with the deposit to be depleted after five years. As the Gordon pit nears depletion, mining equipment will be transferred to MacLellan and utilized over the remainder of its mine life.
The mine plan includes total mining in the range of 4 to 49 million tonnes per annum (“Mtpa”) over 11 years of mining. This includes a peak mining rate of 16 Mtpa at Gordon and 33 Mtpa at MacLellan, up from peak rates of 13 Mtpa and 25 Mtpa, respectively in the 2017 Study. A larger mining fleet will be utilised at both sites to support the higher mining rates. This includes larger 23.5 m3 hydraulic shovels at MacLellan, versus 14 m3 in the 2017 Study, and 16 x 140 t trucks hauling ore, up from 13 trucks in the 2017 Study. A larger fleet of 12 x 70 t trucks will also be utilised at Gordon, compared to 7 x 144 t trucks in the 2017 Study. The larger fleet of smaller trucks will allow for more selective mining.
At MacLellan, two drills and the two 23.5 m3 hydraulic shovels will be electric, lowering operating costs as well as reducing the operation’s carbon footprint. Ore from Gordon will be transported 55 kilometres to the MacLellan mill utilizing 43 t side dump trailers, up from 30 t trucks in the 2017 Study, resulting in fewer trucks on the road. The Company will continue to evaluate opportunities to further electrify the fleet of mobile equipment.
Processing and Infrastructure – Larger, Optimized Mill and Tailings Facility
Lynn Lake’s process plant has been designed as a conventional milling operation with a nominal capacity of 8,000 tpd. The proposed plant design is based on leach/carbon in pulp (“CIP”), and will consist of crushing, grinding, thickening, pre-aeration and leaching, CIP, cyanide detoxification, carbon elution and regeneration, and gold smelting. The size of the mill has been expanded from 7,000 tpd in the 2017 Study with a number of scope changes to support the 14% higher throughput rates. The primary crusher dump pocket has been optimized in order to have dual dump capacity, providing improved reliability and efficiency. The size of, and power to the SAG mill and ball mills have also been increased to accommodate the higher throughput rate. The fine ore storage area will consist of steel bins with apron feeders versus a covered stockpile in the 2017 Study. This will provide improved dust control, operability, and reliability. The plant layout has been optimized and two extra tanks have been added to the leach circuit, increasing circuit retention time, and thereby improving recovery.
The flow sheet incorporates the following major process operations:
•Two-stage crushing and crushed ore silo,
•Semi-autogenous grinding (SAG),
•Ball mill grinding and classification,
•Leaching and CIP adsorption,
•Desorption and gold room,
•Tailings detoxification and disposal,
•Fresh and reclaim water supply, and
•Reagent preparation and distribution

Mill recoveries are expected to average 93.7% for gold and 48% for silver over the life of mine. This is up from 92.0% recovery for gold and consistent with the 49% recovery expected for silver in the 2017 Study. The increase in gold recovery reflects optimizations to the mill with two additional tanks added to the leach circuit providing increased circuit retention time, as well as an increased proportion of MacLellan ore which has higher recoveries than Gordon.
Power to the MacLellan site, which will host all the process facilities and major infrastructure, will be supplied from Manitoba Hydro through the commercial electricity grid. The existing power line to the Town of Lynn Lake will be modified from 69 kV to 138 kV, and an 8 km 34.5 kV overhead line will be built to the MacLellan site. The Gordon site’s electrical demands will be met by two 1,000 kW diesel generators in duty/standby configuration.

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The tailings management facility (“TMF”) will be constructed approximately 2 km northeast of the planned open pit and plant site at MacLellan. Additional dam raises are planned for years two, six and 12 to accommodate the life of the mining operation. The majority of operational water required for the process plant will be reclaimed from the TMF.
Electric shovels and drills will be utilized within the MacLellan open pit, and the operation will be connected to Manitoba’s electric grid, of which nearly all electricity is produced from clean, renewable power. Combined with productivity improvements through the larger operation, this is expected to drive an 18% reduction in GHG emissions per ounce relative to the 2017 Study. This will further reduce Lynn Lake’s GHG emission intensity which is expected to be 58% below the industry average and 65% below the open pit average.

Source: S&P Global Market Intelligence, ‘Greenhouse gas and gold mines – Emissions intensities unaffected by lockdowns’, https://www.spglobal.com/marketintelligence/en/news-insights/blog/greenhouse-gas-and-gold-mines-emissions-intensities-unaffected-by-lockdowns

Operating Costs
Total cash costs are expected to average $722 per ounce and mine-site all-in sustaining costs $814 per ounce, net of silver as a by-product credit over the life of mine. Over the initial 10-years of operations, mine-site all-in sustaining costs are expected to average $699 per ounce, a 6% decrease from the 2017 Study with the economies of scale from a larger, more efficient operation, and higher average grades, more than offsetting cost inflation.
Over the life of mine, mine-site all-in sustaining costs have increased 9% from the 2017 Study with the larger, more efficient operation and economies scale offsetting the majority of cost inflation, and lower average grades over a 44% larger Mineral Reserve.
Total operating costs are expected to average C$44.21 per tonne of ore processed. This includes average mining costs of C$3.04 per tonne of material mined across the Gordon and MacLellan deposits and haulage costs of C$9.43 per tonne of ore from the Gordon deposit.
The breakdown of unit costs is summarized as follows.

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Operating Costs[1]		C$/t	LOM US$M
Mining[2]	C$/t mined	$3.04	$798.1

Mining[2]	C$/t ore	$22.35	$798.1
Haulage (Gordon ore)[3]	C$/t ore	$9.43	$55.7
Processing	C$/t ore	$14.33	$511.5
G&A	C$/t ore	$7.20	$257.1
Refining, Transport, Royalties and Ag Credit	C$/t ore	($1.23)	($43.8)
TOTAL Operating Costs	C$/t ore	$44.21	$1,578.7

Total Cash Costs[4]	US$/oz	$722
Mine-site All-in Sustaining Costs[4]	US$/oz	$814
1.Operating costs exclude working capital
2.Average mining cost per tonne is for the production years
3.Haulage costs are reported per total tonne of ore from the Gordon deposit – average haulage cost is C$1.56 per tonne of total ore processed
4.Please refer to the Cautionary Notes on non-GAAP Measures and Additional GAAP Measures

Royalty
There is a capped third-party royalty on a portion of production. Based on a $1,675 gold price, the cap is expected to be reached in the first three years and will total approximately $10 million in royalty payments over that period. The project is expected to be unencumbered by third party royalties for the majority of the mine life.
Capital Costs
The initial capital cost for the Lynn Lake project is $632 million. This has increased from $338 million in the 2017 Study with the main drivers being scope changes to support the larger operation, including a 44% increase in Mineral Reserves, as well as the impact of six years of inflation. The scope changes include a larger mining fleet, tailings facility and mill to support a 14% increase in throughput rates to 8,000 tpd. The main components of the initial capital spending include pre-production mining activities, site preparation, construction of the process plant and tailings management facility and other onsite and offsite infrastructure. The 2023 Study assumes capital leasing of mobile equipment. The onsite pre-production period is expected to span 27 months.
Camp infrastructure to accommodate the workforce will be located on-site and will be utilized throughout the construction and operations phases.
Combined initial and sustaining capital is expected to total $832 million over the life of mine, or $381 per ounce produced. This represents a 17% increase in capital intensity from $325 per ounce in the 2017 Study with the increase in Mineral Reserves and economies of scale from a larger operation partly offsetting inflation.

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A breakdown of the capital requirements is detailed as follows.

Capital Cost ($ Millions)
Mining Infrastructure	$61.6
Pre-production Mining	$30.6
Mobile Equipment (Initial Lease Payments)	$24.7
Process Plant	$141.8
Utilities and Services	$34.7
Onsite Infrastructure	$105.9
Offsite Infrastructure	$26.9
Tailings Management	$38.5
Indirects	$83.2
EPCM	$13.9
Owner's Cost	$17.0
Contingency	$53.0
Total Initial Capital	$631.8

Sustaining Capital	$173.7
Reclamation and Closure Costs	$27.0
Total Capital	$832.4
Taxes
The Lynn Lake project will be subject to provincial, federal, and mining taxes. Based on a $1,675 gold price, the operation is not expected to pay cash taxes until its third year of operation. Over the 17-year mine life, the operation is expected to pay total taxes of approximately $374 million for an effective tax rate of approximately 30%.
Permitting
In March 2023, the Company achieved a significant permitting milestone for the Lynn Lake project with a positive Decision Statement issued by the Ministry of Environment and Climate Change Canada based on the completed Federal EIS, and Environment Act Licenses issued by the Province of Manitoba.
In June 2023, the Company completed an Impact Benefit Agreement and participated in a signing ceremony with the Marcel Colomb First Nation for the Lynn Lake project. The goal of the agreement is to provide long-term socio-economic benefits to the community and collaboration on economic development, jobs, training, and environmental stewardship of the project.
The Mathias Colomb Cree Nation has brought an application for judicial review of the Decision Statement issued by the Ministry of Environment and Climate Change and an internal appeal of the Environment Act Licenses issued by the Province of Manitoba. At this time, the application and appeal are not expected to impact overall Lynn Lake project timelines. Discussions with directly affected First Nations remain ongoing throughout the judicial review process.
Given the increase in Mineral Reserves, the Company will be submitting a notification of alteration for the EIS while pursuing other project related permits.

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Additional Opportunities
Incorporating Burnt Timber and Linkwood Mineral Resource, Exploration success to date, and significant regional potential
The Lynn Lake project encompasses most of the east-trending, 125 km long, Paleoproterozoic Lynn Lake greenstone belt (“LLGB”) in northwestern Manitoba (Figure 1) with a total of 58,000 hectares of mineral tenure. This belt consists of the Northern Agassiz Shear (55 km long) and Southern Johnson Shear (40 km long) complexes.
The Lynn Lake project has significant near-mine and regional exploration upside potential. The 2022 and 2023 exploration programs have focused on the Gordon, Burnt Timber, and Linkwood deposits, as well as several advanced stage greenfield targets including the Maynard and Tulune targets. As highlighted in the exploration update press release on August 1, 2023, drilling continues to successfully intersect significant gold mineralization at both brownfield sites, as well as at Maynard and Tulune. In addition, the Company has established an extensive pipeline of highly prospective exploration targets at various stages of exploration across the LLGB.
Near-mine exploration - Gordon Deposit
Exploration drilling results received after April 2022 have not been factored into the 2023 Study. This includes the 2022 and 2023 drilling program at Gordon which consisted of 11 holes totaling 1,823 m. The programs were successful in extending gold mineralization outside of currently defined Mineral Reserves and Resources in the northeastern extent of the planned Gordon pit, in an area modeled as waste in the 2023 Study. This has the potential to both increase the Mineral Reserve and reduce the strip ratio, representing upside to the 2023 Study. Highlights announced earlier this week include1:
•11.19 g/t Au over 10.40 m (5.87 m true width) (22GDX082);
•2.51 g/t Au over 25.10 m (17.30 m true width) (22GDX081); and
•2.86 g/t Au over 10.59 m (7.74 m true width), and 4.72 g/t Au over 5.35 m (3.55 m true width) (22GDX080).
1Drillhole composite intervals reported as “cut” include higher grade samples which have been cut to 40 g/t Au at the Gordon deposit.
Burnt Timber and Linkwood Deposits - geological evaluation of deposits identifies potential for smaller higher-grade Mineral Resource within trucking distance of MacLellan mill, with potential for expansion of mineralization
The Burnt Timber and Linkwood deposits contain Inferred Mineral Resources totaling 1.6 million ounces grading 1.1 g/t Au (44.4 million tonnes “mt”) as of December 31, 2022. This was not factored into the 2023 Study which contains only Mineral Reserves from the Gordon and MacLellan deposits.
Updated deposit-scale geological models have now been completed for the Burnt Timber and Linkwood deposits, demonstrating excellent potential for a smaller, higher-grade Mineral Resource that could provide additional ore to the MacLellan mill. In addition, there is signficant potential to expand near-surface gold mineralization at both deposits.
Burnt Timber and Linkwood are connected by an existing all-season road to the planned MacLellan site and mill. The deposits are being evaluated as an additional source of ore feed once mining activities are completed in year 11 with the depletion of the MacLellan pit. This represents additional upside potential to the 2023 Study.
The updated deposit-scale geological models will form the basis for infill drilling at both deposits in 2024, as well as to evaluate the potential to expand gold mineralization outside of currently defined Mineral Resources.

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In 2022, six holes totalling 1,516 m were completed at the Burnt Timber gold deposit with highlights announced earlier this week as follows:
•2.48 g/t Au over 5.91 m (5.35 m true width) (22BTX050);
•0.89 g/t Au over 13.52 m (12.35 m true width) (22BTX053); and
•1.22 g/t Au over 8.72 m (7.99 m true width (22BTX054).
Maynard Regional Target
The Maynard target is located 8 km northwest of the Burnt Timber deposit, 5 km northwest of the Linkwood deposit, and 20 km by road from the proposed MacLellan mill. Maynard, represents a high-priority target as a potential satellite deposit within trucking distance of the MacLellan mill.
As announced earlier this week, significant gold mineralization has been extended over a 700 m strike length and to a depth of 280 m at Maynard. To date, all 16 holes drilled within the Maynard target have intersected gold mineralization. Highlights announced earlier this week include2:
•5.87 g/t Au over 11.88 m, including 13.81 g/t Au over 2.80 m, and 20.29 g/t Au over 1.22 m (23LLX066);
•1.01 g/t Au over 56.90 m, including 6.09 g/t Au over 2.50 m (22LLX031);
•2.63 g/t Au over 13.00 m, including 39.70 g/t Au over 0.73 m, and 0.80 g/t Au over 16.00 m, and 0.58 g/t Au over 23.15 m (22LLX027);
•0.68 g/t Au over 40.13 m (22LLX028); and
•1.09 g/t Au over 23.75 m, including 4.72 g/t over 4.01 m (22LLX030).
2Gold grades reported as uncut, composite intervals reported as core length, true width is unknown at this time.
Tulune Regional Target
Tulune is a greenfields discovery made in 2020, and is located between the Gordon and MacLellan deposits. Ongoing drilling has extended broad zones of near surface gold mineralization over a 1.5 km strike length, including in a 350 m step out hole to the east. Assay results are pending from the 2023 drill program at Tulune, however, all 29 holes drilled within the granite and granodiorite prior to 2023 have intersected gold mineralization. Highlights from the 2022 drilling program include2:
•1.12 g/t Au over 23.00 m (22LLX059);
•1.08 g/t Au over 16.10 m, including 34.30 g/t Au over 0.30 m (22LLX054); and
•0.75 g/t Au over 21.90 m (22LLX060).
Updated interpretations and additional targeting will be completed at Tulune once the results have been received from the 2023 program. Drilling results to date have demonstrated a significant gold system, with gold mineralization intersected in every drill hole over a 1.5 km strike within the felsic intrusive. The focus for future targeting will be continuing to define and test a variety of structural and lithological settings with the objective of defining higher-grade mineralization within this newly discovered gold system.
2Gold grades reported as uncut, composite intervals reported as core length, true width is unknown at this time.
Consultant Contributions
The Lynn Lake Feasibility Study was consolidated by Alamos Gold’s technical team in collaboration with the following third party consulting firms in their respective areas of expertise:
•Worley Canada Inc.: Process plant and general infrastructure design and costing
•AGP Mining Consultants Inc.: Open pit design and mine plan, equipment selection, open pit capital and operating costs
•Stantec Consulting Ltd.: Support for environmental planning, assessment, licensing, and permitting

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TRADING SYMBOL: TSX:AGI NYSE:AGI

•WSP Canada Inc.: Tailings management facility design, geotechnical investigations, pit slope design, water management design
Project Background
The Lynn Lake project is located in northern Manitoba, approximately 820 km northwest of Winnipeg. The project is comprised of two historical gold mines, MacLellan and Gordon respectively located approximately 7 km northeast and 37 km east of the Town of Lynn Lake. The straight-line distance between the Gordon and MacLellan sites is approximately 30 km. Private all-weather gravel access roads connect both the MacLellan and Gordon sites to Provincial Road (PR) 391 which is connected to Thompson and then to Winnipeg.
The MacLellan mine was formerly operated as an underground gold and silver mine between 1986 and 1989. The Gordon site, historically referred to as the Farley Lake Open Pit Mine, previously operated as two open pit gold mines from 1996 to 1999.
Technical Disclosure
Chris Bostwick, FAusIMM, Alamos Gold’s Senior Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Mr. Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101").
The Company will file a technical report prepared in accordance with NI 43-101 on SEDAR at www.sedar.com within 45 days of the date of this release.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements and are generally, but not always, identified by the use of forward-looking terminology such as “future”, "expect", “assume”, “believe”, “anticipate”, “intend”, “potential”, “proposed”, “prospective”, “plan”, “outlook”, “estimate”, “continue”, “ongoing”, “evaluating”, “forecast”, “budget”, “target” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", “could”, “would”, "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. Forward-looking statements contained in this news release are based on information, expectations, estimates and projections as of the date of this news release.
Forward-looking statements in this news release include, but may not be limited to, information as to strategy, plans, expectations or future financial or operating performance pertaining to, or anticipated to result from, the Lynn Lake Project, such as

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expectations, assumptions and estimations regarding: the feasibility of the Project and its attractive economics and significant exploration upside; construction decision and development of the Project; the effect of court and administrative proceedings in Manitoba on Project timelines; the mine plan; the method of mining the Project, location of centralized processing plant and tailings management facility and proposed plant design; timing of on-site pre-production period; camp infrastructure; size of operation and anticipated mining fleet size; degree of confidence around required earthworks, tailings designs and mine plan; mine life; anticipated rates of mining, milling, throughput and annual production; timing of annual production and access to higher grades within overall mine life; anticipated average mill recoveries for gold and silver over the life of mine; greenhouse gas emissions intensity (including the Company-wide target for reduction in greenhouse gas emissions and the anticipated timing of meeting such target); exploration potential and targets; gold grades; mineralization; Mineral Reserves and Resources (and potential growth in Mineral Reserves as exploration continues); Proven and Probable Mineral Reserves; Inferred Mineral Resources; operating costs including mine-site all-in sustaining costs, initial capital costs (including main components of the initial capital spending) and life of mine capital costs (including sustaining capital and reclamation); economic analysis including anticipated after-tax net present value, internal rate of return and timing of payback; timing of payment of applicable taxes, total life of mine taxes and effective tax rate; gold price, other metal prices and foreign exchange rates; third-party royalty payments; timing of spending any significant capital on development of the Project; the free cash flow growth to be generated from the Company’s Island Gold mine in 2026 and beyond and the effect thereof on the Company’s position to fund the Lynn Lake Project internally; and other statements that express management's expectations or estimates of future performance, operational, geological or financial results.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "Indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
The Company cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political, and competitive uncertainties, and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors include (without limitation): the actual results of current and future exploration activities; changes to current estimates of mineral reserves and mineral resources; conclusions of economic and geological evaluations; changes in project parameters as plans continue to be refined; the speculative nature of mineral exploration and development; risks in obtaining and maintaining necessary licenses, permits and authorizations for the Company’s development stage and operating assets; operations may be exposed to new diseases, epidemics and pandemics, including any ongoing or future effects of COVID-19 (and any related ongoing or future regulatory or government responses) and its impact on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for operations) in Canada, Mexico, the United States and Türkiye, all of which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; employee and community relations; the impact of litigation and administrative proceedings (including but not limited to the application for judicial review of the positive Decision Statement issued by the Ministry of Environment and Climate Change Canada commenced by the Mathias Colomb Cree Nation (MCCN) in respect of the Lynn Lake Project and the MCCN’s corresponding internal appeal of the Environment Act Licences issued by the Province of Manitoba for the Project) and any interim or final court, arbitral and/or administrative decisions; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in the Phase 3+ Expansion at Island Gold; delays in construction decisions and any development of the Lynn Lake Project; changes with respect to the intended method of mining and processing ore from the Lynn Lake Project; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Türkiye and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of exploration, construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

For a more detailed discussion of such risks and other risk factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Market data and other statistical information used in this news release, such as the reference to S&P Global Market Intelligence, is based on internal company research, independent industry publications, government publications, reports by market research firms or their published independent sources. Industry publications, governmental publications, market research surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, however such content providers do not guarantee the accuracy, adequacy, completeness, timeliness, or availability of such content and generally disclaim liability for any errors, omissions or losses of any kind suffered in connection with the use of such content. Although the Company believes such information is accurate and reliable, it has not independently verified any of the data from third party sources cited or used for the Company’s management’s industry estimates, nor has the Company ascertained the underlying economic assumptions relied upon therein. While the Company believes internal company estimates are reliable, such estimates have not been verified by any independent sources, and the Company makes no representations as to the accuracy of such estimates.
Cautionary Note to U.S. Investors
Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada. Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this document have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.
Cautionary non-GAAP Measures and Additional GAAP Measures
Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations and is calculated by adding back the change in non-cash working capital to “cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow per share” is calculated by dividing “cash flow from operations before changes in working capital” by the weighted average number of shares outstanding for the period. “Free cash flow” is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and that would provide an indication of the Company’s ability to generate cash flows from its mineral projects. “Mine site free cash flow” is a non-GAAP measure which includes cash flow from operating activities at, less capital expenditures at each mine site. “Return on equity” is defined as earnings from continuing operations divided by the average total equity for the current and previous year. “Mining cost per tonne of ore” and “cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and

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processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Total capital expenditures per ounce produced” is a non-GAAP term used to assess the level of capital intensity of a project and is calculated by taking the total growth and sustaining capital of a project divided by ounces produced life of mine. “Total cash costs per ounce”, “all-in sustaining costs per ounce”, “mine-site all-in sustaining costs”, and “all-in costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company compared with other mining companies. In this context, “total cash costs” reflects mining and processing costs allocated from in-process and doré inventory and associated royalties with ounces of gold sold in the period. Total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per ounce” include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs. “Mine-site all-in sustaining costs” include total cash costs, exploration, and sustaining capital costs for the mine-site, but exclude an allocation of corporate and administrative and share based compensation. “Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS. “Adjusted net earnings” excludes the following from net earnings: foreign exchange gain (loss), items included in other loss, certain non-reoccurring items, and foreign exchange gain (loss) recorded in deferred tax expense. “Adjusted earnings per share” is calculated by dividing “adjusted net earnings” by the weighted average number of shares outstanding for the period.
Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. This includes “Earnings from operations”, which is intended to provide an indication of the Company’s operating performance and represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. A reconciliation of historical non-GAAP and additional GAAP measures are detailed in the Company’s latest Management’s Discussion and Analysis available online on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov and at www.alamosgold.com.

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Table 1: Lynn Lake Life of Mine Production Schedule

	Y-3	Y-2	Y-1	Y+1	Y+2	Y+3	Y+4	Y+5	Y+6	Y+7	Y+8	Y+9	Y+10	Y+11	Y+12	Y+13	Y+14	Y+15	Y+16	Y+17	Y+18
Mining - Gordon
Ore Mined (000 tonnes)	-	-	6	790	1,631	2,946	1,679	817	-	-	-	-	-	-	-	-	-	-	-	-	-
Au Grade (g/t)	-	-	3.08	2.11	2.36	2.36	2.34	3.33	-	-	-	-	-	-	-	-	-	-	-	-	-
Waste Mined (000 tonnes)	-	-	4,389	14,210	14,369	13,054	8,623	2,628	-	-	-	-	-	-	-	-	-	-	-	-	-
Mining - MacLellan
Ore Mined (000 tonnes)	-	67	520	4,286	7,507	2,729	1,090	1,875	2,781	4,611	5,381	4,503	2,726	1,663	-	-	-	-	-	-	-
Au Grade (g/t)	-	0.92	0.92	1.38	1.41	1.31	1.02	1.04	1.20	1.28	1.26	1.36	1.70	1.79	-	-	-	-	-	-	-
Ag Grade (g/t)	-	2.95	2.95	5.25	4.49	3.69	3.30	2.89	3.22	3.59	4.17	4.83	5.19	5.49	-	-	-	-	-	-	-
Waste Mined (000 tonnes)	-	4,170	12,931	19,714	25,493	30,271	31,910	31,125	30,219	28,389	26,310	15,873	7,832	2,704	-	-	-	-	-	-	-
Processing - Total Lynn Lake
Mill Feed (000 tonnes)	-	-	-	2,259	2,920	2,920	2,920	2,920	2,920	2,920	2,920	2,920	2,920	2,920	2,920	2,920	2,920	2,920	2,920	1,548	-
Au Grade (g/t)	-	-	-	2.55	3.07	2.85	1.96	1.91	1.52	1.71	1.71	1.69	1.56	1.23	0.74	0.73	0.87	0.53	0.52	0.52	-
Ag Grade (g/t)	-	-	-	5.42	5.50	2.51	1.69	2.21	2.20	3.60	5.25	5.70	4.83	4.30	3.36	3.18	3.55	2.48	2.39	2.41	-
Au Production (000 oz)	-	-	-	175	272	250	171	167	133	151	152	150	137	109	65	64	76	46	45	24	-
Ag Production (000 oz)	-	-	-	189	248	113	76	99	99	162	236	257	218	194	151	143	160	112	108	58	-
Operating Costs
Mining (C$/tonne mined)	-	-	-	$2.61	$2.67	$2.79	$2.99	$3.04	$2.86	$2.86	$2.88	$3.56	$4.88	$6.85	-	-	-	-	-	-	-
Haulage (C$/tonne of Gordon ore processed)	-	-	-	$9.43	$9.43	$9.43	$9.43	$9.43	-	-	-	-	-	-	-	-	-	-	-	-	-
Milling (C$/tonne processed)	-	-	-	$14.52	$14.52	$14.52	$14.52	$14.52	$14.52	$14.52	$14.52	$14.52	$14.52	$14.52	$13.95	$13.95	$13.95	$13.95	$13.95	$13.95	-
G&A (C$/tonne processed)	-	-	-	$8.92	$8.45	$8.10	$8.38	$8.67	$8.96	$8.95	$8.65	$8.04	$8.43	$7.20	$5.23	$4.68	$4.69	$4.87	$4.28	$5.56	-
Total Cash Costs (US$/oz) [1,2]	-	-	-	$431	$316	$368	$650	$849	$972	$814	$784	$655	$618	$759	$1,196	$1,224	$1,033	$1,724	$1,785	$1,794	-
Mine-site AISC (US$/oz) [1,2]	-	-	-	$641	$456	$512	$798	$898	$1,002	$844	$808	$697	$661	$787	$1,224	$1,224	$1,033	$1,724	$1,785	$1,794	-
Capital Expenditures
Initial Capital (US$M)	$53	$232	$347	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital and Reclamation (US$M)	-	-	-	$37	$38	$36	$25	$8	$4	$4	$4	$6	$6	$3	$2	-	-	-	-	-	$27
Total Capital (US$M)	$53	$232	$347	$37	$38	$36	$25	$8	$4	$4	$4	$6	$6	$3	$2	-	-	-	-	-	$27
1 Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures.
2 Total cash costs and mine-site all-in sustaining costs are inclusive of silver credits, royalties, and refining costs while unit operating costs are reported exclusive of these costs

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Lynn Lake District Map

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